August 11, 2006

Mr. Steven Jacobs
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C, 20549

Re:   Interactive Motorsports and Entertainment Corp.
      Form 10-KSB for the year ended December 31, 2004
      File No. 000-30771

Dear Mr. Jacobs,

Following is the Company's response to the comments in your letter dated August 1, 2006. I have once again authorized David Johnson of our company to prepare the Company's response to your inquiries in the space below.

1. We considered your response in your letter dated July 13, 2006. As we previously discussed with you in our conference call on June 7, 2006 we believe that you should restate your financial statements to account for the transaction with Race Car Simulators Corporation ("RCSC") as a borrowing in accordance with the guidance provided in paragraphs 21-22 of SFAS 13. In this regard, please also revise your revenue recognition policy with respect to sales where you retain substantial risks of ownership and describe your accounting for such arrangements. This disclosure should also include your rationale for the amortization period of your collateralized borrowing and that you will continue on your projection that the buyer will recoup their investment plus a stated annualized return of 13.5%, compounded monthly, within five years. Your disclosures should also include the terms, conditions and obligations under your asset purchase and management agreement. Your restatement footnote should also adequately explain that management is taking responsibility for this statement.

Management will discuss your suggestions with its Board as soon as we have answered your other related questions and we are clear as to all issues related to your suggestions.

2. We note that your amortization assumptions include an interest rate of 27.55%. Please further explain how this represents your incremental borrowing rate for a collateralized borrowing. For instance, we note from your Form 8-K, filed July 20, 2006, that you recently secured collateralized financing with respect to 20 race car simulators at an interest rate of 15%. Refer to paragraph 22 of SFAS 13 and paragraphs 13-14 in APB 21.

In the July 13, 2006 response, the Company considered the minimum payments stated in the Revenue Share Agreements with RCSC as the monthly payment of the borrowing. Using the minimum payments over the five year term of the borrowing forced the 27.55% interest rate. The Company has restated the borrowing amortization table (Exhibit A) using the 15% incremental borrowing rate as used with other collateralized financing arrangements. The Company is also reporting the borrowing loan amount net of warrants offered. A breakdown of the original transactions will provide detail as to their affect on the financials (See Exhibit B).

3. We note that you have reflected an adjustment to reverse the cost previously expensed related to simulators sold on December 31, 2004 in the amount of $58,442. Please further explain how you determined the cost of simulators in connection with your transaction on December 31, 2004 and what the remaining amount included in "COGS-Sale of Simulators" represents since the aforementioned sale represents substantially all of the revenue related to simulators sales. In addition, please explain why you have not also reflected an adjustment to reverse the cost previously expensed related to simulators sold during the quarters ended March 31, 2006 and June 30, 2006. Finally, please explain why you are using a three-year amortization period for the simulators rather than the estimated amortization period of the obligation, which is five years. Refer to paragraph 22 of SFAS 13.

The cost of the initial sale of our simulators to RCSC was $58,442 (17 months amortization) which represents the net book value of those capital assets sold in the transaction. The acquired values of the assets were $206,266.60 with an accumulated amortization of $147,824.52 or 43 months of the five year straight line amortization period (Exhibit B). The costs of the simulators of the remaining two transactions represent the cost to build the new simulators (see Exhibit B). For restatement purposes, these costs have been capitalized with a five year amortization period.

4. We have reviewed your analysis of the impact on your historical financial statements and note that you reflect an adjustment to increase revenue during the quarters ended June 30, 2005 and September 30, 2005 by $371,833 and $864,500, respectively, rather than the amounts shown in Exhibit D which reflects an adjustment to decrease revenue by $348,167 during the quarter ended June 30, 2005 and an increase to revenue by $264,500 during the quarter ended June 30, 2005. Please further explain how these adjustments were computed. If you plan to revise the table in response to this comment, you should also revise the corresponding year-to-date figures for each period.

We have corrected a formula error in the schedule for Exhibit D of our July 13, 2006, response. The Journal entries of the borrowing have been provided (Exhibit
C) and are in line with the changes referred to above.

We would appreciate a quick turnaround to our response to allow management to take the proposed restatement to the Board for review.


                                     * * * *

Please feel free to call me or David Johnson if you should have further questions. Our corporate office number is (317) 295-3500. My extension is 107, and David's is 102.

Sincerely,


/s/William R. Donaldson
-----------------------
William R. Donaldson
Chief Executive Officer and Chief Financial Officer

EXHIBIT A
---------


Received                 2,856,600.00

Loan amount              2,474,550.00

Interest Amount          1,057,612.29
Interest Rate                   15.0000%

# of Pments annually     12

Term                     5

Payment                  58,869.37




                                                    CR                DR              DR
                                                  Income           Expense          Payable
                              Beginning
         Month                Balance             Payment          Interest        Principal       Ending Balance

        Jan-05              1,249,292.00        29,720.57         15,616.15        14,104.42       1,235,187.58

        Feb-05              1,235,187.58        29,720.57         15,439.84        14,280.72       1,220,906.86

        Mar-05              1,220,906.86        29,720.57         15,261.34        14,459.23       1,206,447.62

        Apr-05              1,879,324.62        45,728.27         23,491.56        22,236.71       1,857,087.91

        May-05              2,409,468.91        58,869.37         30,118.36        28,751.01       2,380,717.90

        Jun-05              2,380,717.90        58,869.37         29,758.97        29,110.40       2,351,607.51

        Jul-05              2,351,607.51        58,869.37         29,395.09        29,474.28       2,322,133.23

        Aug-05              2,322,133.23        58,869.37         29,026.67        29,842.71       2,292,290.52

        Sep-05              2,292,290.52        58,869.37         28,653.63        30,215.74       2,262,074.78

        Oct-05              2,262,074.78        58,869.37         28,275.93        30,593.44       2,231,481.35

        Nov-05              2,231,481.35        58,869.37         27,893.52        30,975.85       2,200,505.49

        Dec-05              2,200,505.49        58,869.37         27,506.32        31,363.05       2,169,142.44

        Jan-06              2,169,142.44        58,869.37         27,114.28        31,755.09       2,137,387.35

        Feb-06              2,137,387.35        58,869.37         26,717.34        32,152.03       2,105,235.32

        Mar-06              2,105,235.32        58,869.37         26,315.44        32,553.93       2,072,681.39

        Apr-06              2,072,681.39        58,869.37         25,908.52        32,960.85       2,039,720.53

        May-06              2,039,720.53        58,869.37         25,496.51        33,372.86       2,006,347.67

        Jun-06              2,006,347.67        58,869.37         25,079.35        33,790.03       1,972,557.64

        Jul-06              1,972,557.64        58,869.37         24,656.97        34,212.40       1,938,345.24

        Aug-06              1,938,345.24        58,869.37         24,229.32        34,640.06       1,903,705.19

        Sep-06              1,903,705.19        58,869.37         23,796.31        35,073.06       1,868,632.13

        Oct-06              1,868,632.13        58,869.37         23,357.90        35,511.47       1,833,120.66

        Nov-06              1,833,120.66        58,869.37         22,914.01        35,955.36       1,797,165.30

        Dec-06              1,797,165.30        58,869.37         22,464.57        36,404.81       1,760,760.49



        Jan-07              1,760,760.49        58,869.37         22,009.51        36,859.87       1,723,900.63

        Feb-07              1,723,900.63        58,869.37         21,548.76        37,320.61       1,686,580.01

        Mar-07              1,686,580.01        58,869.37         21,082.25        37,787.12       1,648,792.89

        Apr-07              1,648,792.89        58,869.37         20,609.91        38,259.46       1,610,533.43

        May-07              1,610,533.43        58,869.37         20,131.67        38,737.70       1,571,795.73

        Jun-07              1,571,795.73        58,869.37         19,647.45        39,221.92       1,532,573.80

        Jul-07              1,532,573.80        58,869.37         19,157.17        39,712.20       1,492,861.60

        Aug-07              1,492,861.60        58,869.37         18,660.77        40,208.60       1,452,653.00

        Sep-07              1,452,653.00        58,869.37         18,158.16        40,711.21       1,411,941.79

        Oct-07              1,411,941.79        58,869.37         17,649.27        41,220.10       1,370,721.69

        Nov-07              1,370,721.69        58,869.37         17,134.02        41,735.35       1,328,986.34

        Dec-07              1,328,986.34        58,869.37         16,612.33        42,257.04       1,286,729.30

        Jan-08              1,286,729.30        58,869.37         16,084.12        42,785.26       1,243,944.05

        Feb-08              1,243,944.05        58,869.37         15,549.30        43,320.07       1,200,623.97

        Mar-08              1,200,623.97        58,869.37         15,007.80        43,861.57       1,156,762.40

        Apr-08              1,156,762.40        58,869.37         14,459.53        44,409.84       1,112,352.56

        May-08              1,112,352.56        58,869.37         13,904.41        44,964.96       1,067,387.60

        Jun-08              1,067,387.60        58,869.37         13,342.34        45,527.03       1,021,860.57

        Jul-08              1,021,860.57        58,869.37         12,773.26        46,096.11         975,764.46

        Aug-08                975,764.46        58,869.37         12,197.06        46,672.32         929,092.14

        Sep-08                929,092.14        58,869.37         11,613.65        47,255.72         881,836.42

        Oct-08                881,836.42        58,869.37         11,022.96        47,846.42         833,990.00

        Nov-08                833,990.00        58,869.37         10,424.88        48,444.50         785,545.51

        Dec-08                785,545.51        58,869.37          9,819.32        49,050.05         736,495.46

        Jan-09                736,495.46        58,869.37          9,206.19        49,663.18         686,832.28

        Feb-09                686,832.28        58,869.37          8,585.40        50,283.97         636,548.31

        Mar-09                636,548.31        58,869.37          7,956.85        50,912.52         585,635.79

        Apr-09                585,635.79        58,869.37          7,320.45        51,548.92         534,086.87

        May-09                534,086.87        58,869.37          6,676.09        52,193.29         481,893.58

        Jun-09                481,893.58        58,869.37          6,023.67        52,845.70         429,047.88

        Jul-09                429,047.88        58,869.37          5,363.10        53,506.27         375,541.61

        Aug-09                375,541.61        58,869.37          4,694.27        54,175.10         321,366.51

        Sep-09                321,366.51        58,869.37          4,017.08        54,852.29         266,514.21

        Oct-09                266,514.21        58,869.37          3,331.43        55,537.94         210,976.27

        Nov-09                210,976.27        58,869.37          2,637.20        56,232.17         154,744.10

        Dec-09                154,744.10        58,869.37          1,934.30        56,935.07          97,809.03

        Jan-10                 97,809.03        29,148.80          1,222.61        27,926.19          69,882.84

        Feb-10                 69,882.84        29,148.80            873.54        28,275.27          41,607.58

        Mar-10                 41,607.58        29,148.80            520.09        28,628.71          12,978.87

        Apr-10                 12,978.87        13,141.11            162.24        12,978.87              (0.00)



EXHIBIT B
---------

12/2004 transaction

Cash                                                       1,536,600.00

Sales                                                     (1,175,458.84)

Warrants                                5,311,500           (287,308.00)

Management Agreement                                         (73,833.16)

Property & Equipment                                        (206,266.60)

Accumulated Depreciation Property & Equipment                147,824.52

COGS - Simulators                                             58,442.08
                                                         ----------------------

                                                                  (0.00)

3/2005 transaction

Cash                                                         720,000.00

Sales                                                       (626,419.90)

Warrants                                1,080,000            (47,123.00)

Management Agreement                                         (46,457.10)

Inventory - Simulators                                      (100,000.00)

WIP - Simulators                                             (54,571.44)

COGS - Simulators                                            154,571.44
                                                         ----------------------

                                                                      -

4/2005 transaction

Cash                                                         600,000.00

Sales                                                       (526,345.28)

Warrants                                  900,000            (47,619.00)

Management Agreement                                         (19,945.65)

Other Fees                                                    (6,090.07)

Inventory - Simulators                                      (142,200.00)

WIP - Simulators                                            (135,824.72)

COGS - Simulators                                            278,024.72
                                                         ----------------------

                                                                      -

Total Borrowing transactins

Cash                                                       2,856,600.00

Sales                                                     (2,328,224.02)

Warrants                                7,291,500           (382,050.00)

Management Agreement                                        (140,235.91)

Other Fees                                                    (6,090.07)

Property & Equipment                                        (206,266.60)

Accumulated Depreciation Property & Equipment                147,824.52

Inventory - Simulators                                      (242,200.00)

WIP - Simulators                                            (190,396.16)

COGS - Simulators                                            491,038.24
                                                         ----------------------

                                                                  (0.00)

EXHIBIT C
---------



         Account #                     Description                            DR                CR
12/31/2004


        1010-00       Cash - Regular                                  1,536,600.00

        3060-51       CityplaceSale of Simulators                                        1,175,458.84

        2720-00       APIC                                                                 295,658.00

        2450-00       Unearned Revenue                                                      73,833.16

        6025-00       Other Fees                                          8,350.00

        6040-00       Credit Application Fee                             40,000.00

        1010-00       Cash - Regular                                    606,090.07         112,000.00

        2380-02       Deposits                                                             528,000.00

        6025-00       Other Fees                                                             6,090.07

        4200-00       COGS - Simulators                                  58,442.08

        1700-00       Accumulated Depreciation - Sims                   147,824.52

        1600-00       Machinery & Equipment                                                206,266.60

        7170-00       Warranty Expense - Simulators                      47,914.70

        2360-00       Accrued Warranty Expense                                              47,914.70
                      To record sale of simulators to Dolphin



Journal Entries to Record Amortization of Dolphin Borrowing:
------------------------------------------------------------



      Date                      J/E Account                                   DR                CR

  12/31/2004
                      Unearned Revenue                                   73,833
                      Dolphin Borrowing                                                  1,249,292
                      Dolphin Sales                                   1,175,459

   3/31/2005
                      Property & Equipment                              213,013

                      Accum Depre - Property & Equipment                                    10,313

                      Dolphin Borrowing                                  42,844            672,877

                      Dolphin Sales                                     672,877             89,162

                      COGS - CityplaceSale of Simulators                                   213,013
                      Depreciation                                       10,313
                      Interest Expense                                   46,317

   6/30/2005
                      Property & Equipment                              278,025

                      Accum Depre - Property & Equipment                                    18,042

                      Dolphin Borrowing                                  80,098            552,381

                      Dolphin Sales                                     552,381            163,467

                      COGS - CityplaceSale of Simulators                                   278,025
                      Depreciation                                       18,042
                      Interest Expense                                   83,369

   9/30/2005

                      Accum Depre - Property & Equipment                                    31,943
                      Dolphin Borrowing                                  89,533

                      Dolphin Sales                                                        176,608
                      Depreciation                                       31,943
                      Interest Expense                                   87,075

  12/31/2005

                      Accum Depre - Property & Equipment                                    31,943
                      Dolphin Borrowing                                  92,932

                      Dolphin Sales                                                        176,608
                      Depreciation                                       31,943
                      Interest Expense                                   83,676




   3/31/2006

                      Accum Depre - Property & Equipment                                    31,943
                      Dolphin Borrowing                                  96,461

                      Dolphin Sales                                                        176,608
                      Depreciation                                       31,943
                      Interest Expense                                   80,147

   6/30/2006

                      Accum Depre - Property & Equipment                                    28,505
                      Dolphin Borrowing                                 100,124

                      Dolphin Sales                                                        176,608
                      Depreciation                                       28,505
                      Interest Expense                                   76,484

   9/30/2006

                      Accum Depre - Property & Equipment                                    21,630
                      Dolphin Borrowing                                 103,926

                      Dolphin Sales                                                        176,608
                      Depreciation                                       21,630
                      Interest Expense                                   72,683

  12/31/2006

                      Accum Depre - Property & Equipment                                    21,630
                      Dolphin Borrowing                                 107,872

                      Dolphin Sales                                                        176,608
                      Depreciation                                       21,630
                      Interest Expense                                   68,736

   3/31/2007

                      Accum Depre - Property & Equipment                                    21,630
                      Dolphin Borrowing                                 111,968

                      Dolphin Sales                                                        176,608
                      Depreciation                                       21,630
                      Interest Expense                                   64,641

   6/30/2007

                      Accum Depre - Property & Equipment                                    21,630
                      Dolphin Borrowing                                 116,219

                      Dolphin Sales                                                        176,608
                      Depreciation                                       21,630
                      Interest Expense                                   60,389

   9/30/2007

                      Accum Depre - Property & Equipment                                    21,630
                      Dolphin Borrowing                                 120,632

                      Dolphin Sales                                                        176,608
                      Depreciation                                       21,630
                      Interest Expense                                   55,976

  12/31/2007

                      Accum Depre - Property & Equipment                                    21,630
                      Dolphin Borrowing                                 125,212

                      Dolphin Sales                                                        176,608
                      Depreciation                                       21,630
                      Interest Expense                                   51,396




   3/31/2008

                      Accum Depre - Property & Equipment                                    21,630
                      Dolphin Borrowing                                 129,967

                      Dolphin Sales                                                        176,608
                      Depreciation                                       21,630
                      Interest Expense                                   46,641

   6/30/2008

                      Accum Depre - Property & Equipment                                    21,630
                      Dolphin Borrowing                                 134,902

                      Dolphin Sales                                                        176,608
                      Depreciation                                       21,630
                      Interest Expense                                   41,706

   9/30/2008

                      Accum Depre - Property & Equipment                                    21,630
                      Dolphin Borrowing                                 140,024

                      Dolphin Sales                                                        176,608
                      Depreciation                                       21,630
                      Interest Expense                                   36,584

  12/31/2008

                      Accum Depre - Property & Equipment                                    21,630
                      Dolphin Borrowing                                 145,341

                      Dolphin Sales                                                        176,608
                      Depreciation                                       21,630
                      Interest Expense                                   31,267

   3/31/2009

                      Accum Depre - Property & Equipment                                    21,630
                      Dolphin Borrowing                                 150,860

                      Dolphin Sales                                                        176,608
                      Depreciation                                       21,630
                      Interest Expense                                   25,748

   6/30/2009

                      Accum Depre - Property & Equipment                                    21,630
                      Dolphin Borrowing                                 156,588

                      Dolphin Sales                                                        176,608
                      Depreciation                                       21,630
                      Interest Expense                                   20,020

   9/30/2009

                      Accum Depre - Property & Equipment                                    21,630
                      Dolphin Borrowing                                 162,534

                      Dolphin Sales                                                        176,608
                      Depreciation                                       21,630
                      Interest Expense                                   14,074

  12/31/2009

                      Accum Depre - Property & Equipment                                    21,630
                      Dolphin Borrowing                                 168,705

                      Dolphin Sales                                                        176,608
                      Depreciation                                       21,630
                      Interest Expense                                    7,903





   3/31/2010

                      Accum Depre - Property & Equipment                                    21,630
                      Dolphin Borrowing                                  84,830

                      Dolphin Sales                                                         87,446
                      Depreciation                                       21,630
                      Interest Expense                                    2,616

   6/30/2010

                      Accum Depre - Property & Equipment                                    13,901
                      Dolphin Borrowing                                  12,979

                      Dolphin Sales                                                         13,141
                      Depreciation                                       13,901
                      Interest Expense                                      162

   9/30/2010
                      Accum Depre - Property & Equipment                638,863

                      Property & Equipment                                                 638,863
                      To W/O sold assets



EXHIBIT D
---------



 IMTS Financials                                                                   12/31/2004
                                                   ---------------------------------------------------------------------------
                                                           Original                  5 YR
                                                          12/31/2004              Adjustment             Restatement
                                                             YTD                     YTD                     YTD
                                                   -----------------------   -----------------------   -----------------------
 BALANCE SHEET
 --------------

       ASSETS

 Current Assets
 Cash                                                          1,334,673                         -                 1,334,673
 Accounts Receivable                                             428,726                         -                   428,726
 Inventory                                                       259,931                         -                   259,931
 Prepaid Insurance                                                35,490                         -                    35,490
 Notes Receivable - Current                                            -                         -                         -
                                                   -----------------------   -----------------------   -----------------------

 Total Current Assets                                          2,058,820                         -                 2,058,820

 Property and Equipment
 Total Property and Equipment, Net                    764,796                    58,442                   823,238

 Other Assets
 Deposits                                              42,001                         -                    42,001
 Other Intangible Assets, Net                          11,599                         -                    11,599
 Notes Receivable - LT                                      -                         -                         -
                                                   -----------------------   -----------------------   -----------------------

 Total Other Assets                                    53,600                         -                    53,600
                                                   -----------------------   -----------------------   -----------------------

 Total Assets                                                  2,877,216                    58,442                 2,935,658
                                                   =======================   =======================   =======================


       LIABILITIES AND CAPITAL

 Current Liabilities
 Accounts Payable                                     418,815                         -                   418,815
 Accrued Payroll Expense                               67,385                         -                    67,385
 Accrued Sales Tax Payable                             26,722                         -                    26,722
 Gift Cert. & Customer Deposits                        42,888                         -                    42,888
 Deposits on Simulator Sales                        1,573,978                         -                 1,573,978
 Accrued Liabilities                                1,286,200                         -                 1,286,200
 Deferred Revenue                                      81,742                   (73,833)                    7,909
 Dolphin Borrowing                                          -                            1,249,292                 1,249,292
 Notes Payable - Related parties                      186,537                         -                              186,537
 Notes payable - ST                                 1,061,651                         -                            1,061,651
                                                   -----------------------   -----------------------   -----------------------

 Total Current Liabilities                                     4,745,918                 1,175,459                 5,921,377

 Current Liabilities
 Notes payable - LT                                         -                         -                         -

 Total Liabilities                                             4,745,918                 1,175,459                 5,921,377

 Shareholders Equity
 Common Stock                                           8,772                         -                     8,772
 Additional Paid in Capital                         4,675,583                         -                 4,675,583
 Retained Earnings                                 (6,434,655)                        -                (6,434,655)
 Net Income                                                     (118,402)               (1,117,017)               (1,235,419)
                                                   -----------------------   -----------------------   -----------------------

 Total Shareholders Equity                                    (1,868,702)               (1,117,017)               (2,985,719)
                                                   -----------------------   -----------------------   -----------------------

 Total Liabilities & Equity                                    2,877,216                    58,442                 2,935,658
                                                   =======================   =======================   =======================




 IMTS Financials                                                                   12/31/2004
                                                   ---------------------------------------------------------------------------
                                                           Original                  5 YR
                                                          12/31/2004              Adjustment             Restatement
                                                             YTD                     YTD                     YTD
                                                   -----------------------   -----------------------   -----------------------
 INCOME STATEMENT
 ----------------


 Revenues
 Company Store Sales                                4,236,350                         -                 4,236,350
 Revenue Share Sales                                  975,296                         -                   975,296
 Simulator Leases                                     262,500                         -                   262,500
 Sales of Simulator Systems                         1,470,417                         -                 1,470,417
 Dolphin Sales                                              -                (1,175,459)               (1,175,459)
 Special Event Sales                                        -                         -                         -
                                                   -----------------------   -----------------------   -----------------------

 Total Revenues                                                6,944,563                (1,175,459)                5,769,104

 Cost of Sales
 COGS - Merchandise                                   279,519                         -                   279,519
 Group Sales Expenses                                  18,749                         -                    18,749
 COGS - Sale of Simulators                            185,607                   (58,442)                  127,165
 COGS - Special Events                                      -                         -                         -
 Inv. Adjustments                                           -                         -                         -
                                                   -----------------------   -----------------------   -----------------------

 Total Cost of Sales                                             483,875                   (58,442)                  425,433
                                                   -----------------------   -----------------------   -----------------------

 Gross Profit                                                  6,460,688                (1,117,017)                5,343,671
                                                   -----------------------   -----------------------   -----------------------

 General & Admin Expenses
 Payroll Related Expenses                           2,920,426                         -                 2,920,426
 Occupancy Expenses                                 1,558,870                         -                 1,558,870
 Other Operating Expenses                           1,745,377                         -                 1,745,377
 Gain on Extinguishment of Debt                             -                         -                         -
                                                   -----------------------   -----------------------   -----------------------

 Total Operating Expenses                                      6,224,673              -                 6,224,673

 Operating Profit (Loss)                                         236,015                (1,117,017)                 (881,002)
                                                   -----------------------   -----------------------   -----------------------

 Interest Expense                                    (404,746)                        -                  (404,746)
 Interest Dolphin                                           -                         -                         -
 Gain on extinguishments of debt                       50,329                         -                    50,329
                                                   -----------------------   -----------------------   -----------------------

 Net Income (Loss)                                              (118,402)               (1,117,017)               (1,235,419)
                                                   =======================   =======================   =======================

 Income (loss) per share                                              (0)                       (0)                       (0)

 Weighted average shares outstanding                          85,900,541                         -                85,900,541


 Net income (loss)                                              (118,402)
 Depreciation & Amortization                                     374,362
 Interest                                                        404,746
                                                   -----------------------
 EBITDA                                                          660,706
                                                   =======================





 IMTS Financials                                                                    3/31/2005
                                                   ---------------------------------------------------------------------------
                                                           Original                  5 YR
                                                           3/31/2005              Adjustment             Restatement
                                                             YTD                     YTD                     YTD
                                                   -----------------------   -----------------------   -----------------------
 BALANCE SHEET
 --------------

       ASSETS

 Cash                                                            455,138                         -                   455,138
 Accounts Receivable                                             594,330                         -                   594,330
 Inventory                                                       470,690                         -                   470,690
 Prepaid Insurance                                                33,511                         -                    33,511
 Notes Receivable - Current                                            -                         -                         -
                                                   -----------------------   -----------------------   -----------------------

 Total Current Assets                                          1,553,669                         -                 1,553,669

 Property and Equipment
 Total Property and Equipment, Net                    731,384                   202,700                   934,084

 Other Assets
 Deposits                                              43,401                         -                    43,401
 Other Intangible Assets, Net                           5,416                         -                     5,416
 Notes Receivable - LT                                      -                         -                         -
                                                   -----------------------   -----------------------   -----------------------

 Total Other Assets                                    48,817                         -                    48,817
                                                   -----------------------   -----------------------   -----------------------

 Total Assets                                                  2,333,870                   202,700                 2,536,570
                                                   =======================   =======================   =======================


       LIABILITIES AND CAPITAL

 Current Liabilities
 Accounts Payable                                     619,621                         -                   619,621
 Accrued Payroll Expense                               26,019                         -                    26,019
 Accrued Sales Tax Payable                             15,999                         -                    15,999
 Gift Cert. & Customer Deposits                        40,556                         -                    40,556
 Deposits on Simulator Sales                        1,328,468                         -                 1,328,468
 Accrued Liabilities                                1,110,471                         -                 1,110,471
 Deferred Revenue                                      77,660                   (69,746)                    7,914
 Dolphin Borrowing                                          -                            1,879,325                 1,879,325
 Notes Payable - Related parties                      196,000                         -                   196,000
 Notes payable - ST                                   644,000                         -                   644,000
                                                   -----------------------   -----------------------   -----------------------

 Total Current Liabilities                                     4,058,794                 1,809,579                 5,868,373

 Current Liabilities
 Notes payable - LT                                         -                         -                         -

 Total Liabilities                                             4,058,794                 1,809,579                 5,868,373

 Shareholders Equity
 Common Stock                                           8,772                         -                     8,772
 Additional Paid in Capital                         4,730,816                         -                 4,730,816
 Retained Earnings                                 (6,425,787)               (1,117,017)               (7,542,804)
 Net Income                                                      (38,725)                 (489,862)                 (528,587)
                                                   -----------------------   -----------------------   -----------------------

 Total Shareholders Equity                                    (1,724,924)               (1,606,879)               (3,331,803)
                                                   -----------------------   -----------------------   -----------------------

 Total Liabilities & Equity                                    2,333,870                   202,700                 2,536,570
                                                   =======================   =======================   =======================





 IMTS Financials                                                                    3/31/2005
                                                   ---------------------------------------------------------------------------
                                                           Original                  5 YR
                                                           3/31/2005              Adjustment             Restatement
                                                             YTD                     YTD                     YTD
                                                   -----------------------   -----------------------   -----------------------
 INCOME STATEMENT
 ----------------


 Revenues
 Company Store Sales                                  648,134                    (4,087)                  644,046
 Revenue Share Sales                                  266,194                         -                   266,194
 Simulator Leases                                           -                         -                         -
 Sales of Simulator Systems                           761,106                         -                   761,106
 Dolphin Sales                                              -                  (583,715)                 (583,715)
 Special Event Sales                                        -                         -                         -
                                                   -----------------------   -----------------------   -----------------------

 Total Revenues                                                1,675,434                  (587,803)                1,087,631

 Cost of Sales
 COGS - Merchandise                                    57,622                         -                    57,622
 Group Sales Expenses                                   3,661                         -                     3,661
 COGS - Sale of Simulators                            346,549                  (154,571)                  191,977
 COGS - Special Events                                      -                         -                         -
 Inv. Adjustments                                           -                         -                         -
                                                   -----------------------   -----------------------   -----------------------

 Total Cost of Sales                                             407,832                  (154,571)                  253,260
                                                   -----------------------   -----------------------   -----------------------

 Gross Profit                                                  1,267,602                  (433,231)                  834,371
                                                   -----------------------   -----------------------   -----------------------

 General & Admin Expenses
 Payroll Related Expenses                             521,671                         -                   521,671
 Occupancy Expenses                                   301,959                         -                   301,959
 Other Operating Expenses                             396,375                    10,313                   406,688
 Gain on Extinguishment of Debt                             -                         -                         -
                                                   -----------------------   -----------------------   -----------------------

 Total Operating Expenses                                      1,220,004                    10,313                 1,230,318

 Operating Profit (Loss)                                          47,598                  (443,545)                 (395,946)
                                                   -----------------------   -----------------------   -----------------------

 Interest Expense                                     (86,323)                        -                   (86,323)
 Interest Dolphin                                           -                   (46,317)                  (46,317)
 Gain on extinguishments of debt                            -                         -                         -
                                                   -----------------------   -----------------------   -----------------------

 Net Income (Loss)                                               (38,725)                 (489,862)                 (528,587)
                                                   =======================   =======================   =======================

 Income (loss) per share                                              (0)                       (0)                       (0)

 Weighted average shares outstanding                          87,715,910                         -                87,715,910


 Net income (loss)                                               (38,725)
 Depreciation & Amortization                                      81,292
 Interest                                                         86,323
                                                   -----------------------
 EBITDA                                                          128,891
                                                   =======================




 IMTS Financials                                                                6/30/2005
                                  ----------------------------------------------------------------------------------------------
                                     Original        5 YR                            Original        5 YR
                                     6/30/2005      Adjustment      Restatement      6/30/2005      Adjustment     Restatement
                                       QTD           QTD                QTD            YTD             YTD              YTD
                                  --------------  --------------  --------------  --------------  --------------  --------------
 BALANCE SHEET
 -------------

       ASSETS
 Current Assets
 Cash                               (106,054)               -        (106,054)         349,084               -        349,084
 Accounts Receivable                  39,171                -          39,171          633,501               -        633,501
 Inventory                          (113,413)               -        (113,413)         357,277               -        357,277
 Prepaid Insurance                   (25,931)               -         (25,931)           7,580               -          7,580
 Notes Receivable - Current                -                -               -                -               -              -
                                  --------------  --------------  --------------  --------------  --------------  --------------
 Total Current Assets               (206,227)               -        (206,227)       1,347,442               -      1,347,442

 Property and Equipment
 Total Property and Equipment, Net    55,314          259,983         315,297          786,698         462,683      1,249,381

 Other Assets
 Deposits                             (9,930)               -          (9,930)          33,471               -         33,471
 Other Intangible Assets, Net         (1,224)               -          (1,224)           4,192               -          4,192
 Notes Receivable - LT                     -                -               -                -               -              -
                                  --------------  --------------  --------------  --------------  --------------  --------------

 Total Other Assets                  (11,154)               -         (11,154)          37,663               -         37,663
                                  --------------  --------------  --------------  --------------  --------------  --------------

 Total Assets                       (162,067)         259,983          97,916        2,171,803         462,683      2,634,486
                                  ==============  ==============  ==============  ==============  ==============  ==============


       LIABILITIES AND CAPITAL

 Current Liabilities
 Accounts Payable                    (69,724)               -         (69,724)         549,897               -        549,897
 Accrued Payroll Expense               9,703                -           9,703           35,722               -         35,722
 Accrued Sales Tax Payable            (1,205)               -          (1,205)          14,794               -         14,794
 Gift Cert. & Customer Deposits       (1,356)               -          (1,356)          39,200               -         39,200
 Deposits on Simulator Sales        (137,739)               -        (137,739)       1,190,729               -      1,190,729
 Accrued Liabilities                (169,313)               -        (169,313)         941,158               -        941,158
 Deferred Revenue                     45,897          (45,897)             (0)         123,557        (115,643)         7,914
 Dolphin Borrowing                         -          472,283         472,283                -       2,351,608      2,351,608
 Notes Payable - Related parties           -                -               -          196,000               -        196,000
 Notes payable - ST                  441,621                -         441,621        1,085,621               -      1,085,621
                                  --------------  --------------  --------------  --------------  --------------  --------------

 Total Current Liabilities           117,884          426,386         544,270        4,176,678       2,235,965      6,412,643

 Current Liabilities
 Notes payable - LT                        -                -               -                -               -              -

 Total Liabilities                   117,884          426,386         544,270        4,176,678       2,235,965      6,412,643

 Shareholders Equity
 Common Stock                            100                -             100            8,872               -          8,872
 Additional Paid in Capital          109,169                -         109,169        4,839,985               -      4,839,985
 Retained Earnings                         1                -               1       (6,425,786)     (1,117,017)    (7,542,803)
 Net Income                         (389,221)        (166,403)       (555,624)        (427,946)       (656,265)    (1,084,211)
                                  --------------  --------------  --------------  --------------  --------------  --------------

 Total Shareholders Equity          (279,951)        (166,403)       (446,354)      (2,004,875)     (1,773,282)    (3,778,157)
                                  --------------  --------------  --------------  --------------  --------------  --------------

 Total Liabilities & Equity         (162,067)         259,983          97,916        2,171,803         462,683      2,634,486
                                  ==============  ==============  ==============  ==============  ==============  ==============




 IMTS Financials                                                                6/30/2005
                                  ----------------------------------------------------------------------------------------------
                                     Original        5 YR                            Original        5 YR
                                     6/30/2005      Adjustment      Restatement      6/30/2005      Adjustment     Restatement
                                       QTD           QTD                QTD            YTD             YTD              YTD
                                  --------------  --------------  --------------  --------------  --------------  --------------
 INCOME STATEMENT
 ----------------

 Revenues
 Company Store Sales                 568,494                -         568,494        1,216,628          (4,087)     1,212,541
 Revenue Share Sales                  77,509                -          77,509          343,703               -        343,703
 Simulator Leases                     19,000                -          19,000           19,000               -         19,000
 Sales of Simulator Systems          464,695                -         464,695        1,225,801               -      1,225,801
 Dolphin Sales                             -         (343,017)       (343,017)               -        (926,732)      (926,732)
 Special Event Sales                       -                -               -                -               -              -
                                  --------------  --------------  --------------  --------------  --------------  --------------

 Total Revenues                    1,129,698         (343,017)        786,681        2,805,132        (930,819)     1,874,313

 Cost of Sales
 COGS - Merchandise                   51,310                -          51,310          108,932               -        108,932
 Group Sales Expenses                  1,802                -           1,802            5,463               -          5,463
 COGS - Sale of Simulators           196,239         (278,025)        (81,785)         542,788        (432,596)       110,192
 COGS - Special Events                     -                -               -                -               -              -
 Inv. Adjustments                    (10,257)               -         (10,257)         (10,257)              -        (10,257)
                                  --------------  --------------  --------------  --------------  --------------  --------------

 Total Cost of Sales                 239,094         (278,025)        (38,930)         646,926        (432,596)       214,330
                                  --------------  --------------  --------------  --------------  --------------  --------------

 Gross Profit                        890,604          (64,992)        825,612        2,158,206        (498,223)     1,659,983
                                  --------------  --------------  --------------  --------------  --------------  --------------

 General & Admin Expenses
 Payroll Related Expenses            511,320                -         511,320        1,032,991               -      1,032,991
 Occupancy Expenses                  312,139                -         312,139          614,098               -        614,098
 Other Operating Expenses            430,719           18,042         448,761          827,094          28,355        855,449
 Gain on Extinguishment of Debt            -                -               -                -               -              -
                                  --------------  --------------  --------------  --------------  --------------  --------------

 Total Operating Expenses          1,254,179           18,042       1,272,221        2,474,183          28,355      2,502,538

 Operating Profit (Loss)            (363,575)         (83,034)       (446,609)        (315,977)       (526,579)      (842,556)
                                  --------------  --------------  --------------  --------------  --------------  --------------

 Interest Expense                    (25,646)               -         (25,646)        (111,969)              -       (111,969)
 Interest Dolphin                          -          (83,369)        (83,369)               -        (129,686)      (129,686)
 Gain on extinguishments of debt           -                -               -                -               -              -
                                  --------------  --------------  --------------  --------------  --------------  --------------

 Net Income (Loss)                  (389,221)        (166,403)       (555,624)        (427,946)       (656,265)    (1,084,211)
                                  ==============  ==============  ==============  ==============  ==============  ==============

 Income (loss) per share                  (0)              (0)             (0)              (0)             (0)            (0)

 Weighted average shares
 outstanding                      87,715,910                -      87,715,910       88,265,361               -     88,265,361


 Net income (loss)                  (389,221)                        (555,624)        (427,946)
 Depreciation & Amortization          85,448                                -          166,741
 Interest                             25,646                                -          111,969
                                  --------------                  --------------  --------------
 EBITDA                             (278,127)                        (555,624)        (149,236)
                                  ==============                  ==============  ==============





 IMTS Financials                                                                9/30/2005
                                  ----------------------------------------------------------------------------------------------
                                     Original        5 YR                            Original        5 YR
                                     9/30/2005      Adjustment      Restatement      9/30/2005      Adjustment     Restatement
                                       QTD           QTD                QTD            YTD             YTD              YTD
                                  --------------  --------------  --------------  --------------  --------------  --------------
 BALANCE SHEET
 -------------

       ASSETS
 Current Assets
 Cash                               (261,676)               -        (261,676)          87,408               -         87,408
 Accounts Receivable                 (16,761)               -         (16,761)         616,740               -        616,740
 Inventory                           (34,285)               -         (34,285)         322,992               -        322,992
 Prepaid Insurance                    36,961                -          36,961           44,541               -         44,541
 Notes Receivable - Current                -                -               -                -               -              -
                                  --------------  --------------  --------------  --------------  --------------  --------------

 Total Current Assets               (275,761)               -        (275,761)       1,071,681               -      1,071,681

 Property and Equipment
 Total Property and Equipment, Net    34,443          (31,943)          2,500          821,141         430,740      1,251,881

 Other Assets
 Deposits                                  -                -               -           33,471               -         33,471
 Other Intangible Assets, Net         (1,225)               -          (1,225)           2,967               -          2,967
 Notes Receivable - LT                     -                -               -                -               -              -
                                  --------------  --------------  --------------  --------------  --------------  --------------

 Total Other Assets                   (1,225)               -          (1,225)          36,438               -         36,438
                                  --------------  --------------  --------------  --------------  --------------  --------------

 Total Assets                       (242,543)         (31,943)       (274,486)       1,929,260         430,740      2,360,000
                                  ==============  ==============  ==============  ==============  ==============  ==============


       LIABILITIES AND CAPITAL

 Current Liabilities
 Accounts Payable                    178,917                -         178,917          728,814               -        728,814
 Accrued Payroll Expense             (12,166)               -         (12,166)          23,556               -         23,556
 Accrued Sales Tax Payable            (4,822)               -          (4,822)           9,972               -          9,972
 Gift Cert. & Customer Deposits        1,476                -           1,476           40,676               -         40,676
 Deposits on Simulator Sales         (74,538)               -         (74,538)       1,116,191               -      1,116,191
 Accrued Liabilities                  44,046                -          44,046          985,204               -        985,204
 Deferred Revenue                    (12,000)          11,999              (1)         111,557        (103,644)         7,913
 Dolphin Borrowing                         -          (89,533)        (89,533)               -       2,262,075      2,262,075
 Notes Payable - Related parties           -                -               -          196,000               -        196,000
 Notes payable - ST                 (400,281)               -        (400,281)         685,340               -        685,340
                                  --------------  --------------  --------------  --------------  --------------  --------------

 Total Current Liabilities          (279,368)         (77,533)       (356,901)       3,897,310       2,158,431      6,055,741

 Current Liabilities
 Notes payable - LT                        -                -               -                -               -              -

 Total Liabilities                  (279,368)         (77,533)       (356,901)       3,897,310       2,158,431      6,055,741

 Shareholders Equity
 Common Stock                            410                -             410            9,282               -          9,282
 Additional Paid in Capital          327,590                -         327,590        5,167,575               -      5,167,575
 Retained Earnings                         -                -               -       (6,425,786)     (1,117,017)    (7,542,803)
 Net Income                         (291,175)          45,590        (245,585)        (719,121)       (610,675)    (1,329,796)
                                  --------------  --------------  --------------  --------------  --------------  --------------

 Total Shareholders Equity            36,825           45,590          82,415       (1,968,050)     (1,727,691)    (3,695,741)
                                  --------------  --------------  --------------  --------------  --------------  --------------

 Total Liabilities & Equity         (242,543)         (31,943)       (274,486)       1,929,260         430,740      2,360,000
                                  ==============  ==============  ==============  ==============  ==============  ==============





 IMTS Financials                                                                9/30/2005
                                  ----------------------------------------------------------------------------------------------
                                     Original        5 YR                            Original        5 YR
                                     9/30/2005      Adjustment      Restatement      9/30/2005      Adjustment     Restatement
                                       QTD           QTD                QTD            YTD             YTD              YTD
                                  --------------  --------------  --------------  --------------  --------------  --------------
 INCOME STATEMENT
 ----------------


 Revenues
 Company Store Sales                 656,544          (11,999)        644,545        1,873,172         (16,087)     1,857,085
 Revenue Share Sales                  79,957                -          79,957          423,660               -        423,660
 Simulator Leases                     19,000                -          19,000           38,000               -         38,000
 Sales of Simulator Systems          210,538                -         210,538        1,436,339               -      1,436,339
 Dolphin Sales                             -          176,608         176,608                -        (750,124)      (750,124)
 Special Event Sales                       -                -               -                -               -              -
                                  --------------  --------------  --------------  --------------  --------------  --------------

 Total Revenues                      966,039          164,609       1,130,648        3,771,171        (766,211)     3,004,960

 Cost of Sales
 COGS - Merchandise                   14,165                -          14,165          123,097               -        123,097
 Group Sales Expenses                  1,208                -           1,208            6,671               -          6,671
 COGS - Sale of Simulators           103,126                -         103,126          645,914        (432,596)       213,318
 COGS - Special Events                     -                -               -                -               -              -
 Inv. Adjustments                          -                -               -          (10,257)              -        (10,257)
                                  --------------  --------------  --------------  --------------  --------------  --------------

 Total Cost of Sales                 118,499                -         118,499          765,425        (432,596)       332,829
                                  --------------  --------------  --------------  --------------  --------------  --------------

 Gross Profit                        847,540          164,609       1,012,149        3,005,746        (333,615)     2,672,131
                                  --------------  --------------  --------------  --------------  --------------  --------------

 General & Admin Expenses
 Payroll Related Expenses            501,446                -         501,446        1,534,437               -      1,534,437
 Occupancy Expenses                  282,939                -         282,939          897,037               -        897,037
 Other Operating Expenses            306,547           31,943         338,490        1,133,641          60,298      1,193,939
 Gain on Extinguishment of Debt            -                -               -                -               -              -
                                  --------------  --------------  --------------  --------------  --------------  --------------

 Total Operating Expenses          1,090,932           31,943       1,122,875        3,565,115          60,298      3,625,413

 Operating Profit (Loss)            (243,392)         132,666        (110,726)        (559,369)       (393,913)      (953,282)
                                  --------------  --------------  --------------  --------------  --------------  --------------

 Interest Expense                    (47,783)               -         (47,783)        (159,752)              -       (159,752)
 Interest Dolphin                          -          (87,075)        (87,075)               -        (216,762)      (216,762)
 Gain on extinguishments of debt           -                -               -                -               -              -
                                  --------------  --------------  --------------  --------------  --------------  --------------

 Net Income (Loss)                  (291,175)          45,590        (245,585)        (719,121)       (610,675)    (1,329,796)
                                  ==============  ==============  ==============  ==============  ==============  ==============

 Income (loss) per share                  (0)               0              (0)              (0)             (0)            (0)

 Weighted average shares
 outstanding                      87,715,910                -      87,715,910       91,707,780               -     91,707,780


 Net income (loss)                  (291,175)                        (245,585)        (719,121)
 Depreciation & Amortization          93,524                                -          260,265
 Interest                             47,783                                -          159,752
                                  --------------                  --------------  --------------
 EBITDA                             (149,868)                        (245,585)        (299,104)
                                  ==============                  ==============  ==============




 IMTS Financials                                                               12/31/2005
                                  ----------------------------------------------------------------------------------------------
                                     Original        5 YR                            Original        5 YR
                                    12/31/2005      Adjustment      Restatement     12/31/2005      Adjustment     Restatement
                                       QTD           QTD                QTD            YTD             YTD              YTD
                                  --------------  --------------  --------------  --------------  --------------  --------------
 BALANCE SHEET
 -------------

       ASSETS
 Current Assets
 Cash                                265,772                -         265,772          353,180               -        353,180
 Accounts Receivable                (404,584)               -        (404,584)         212,156               -        212,156
 Inventory                          (114,539)               -        (114,539)         208,453               -        208,453
 Prepaid Insurance                    28,773                -          28,773           73,314               -         73,314
 Notes Receivable - Current            2,961                -           2,961            2,961               -          2,961
                                  --------------  --------------  --------------  --------------  --------------  --------------

 Total Current Assets               (221,617)               -        (221,617)         850,064               -        850,064

 Property and Equipment
 Total Property and Equipment, Net   (32,126)         (31,943)        (64,070)         789,015         398,797      1,187,811

 Other Assets
 Deposits                             (5,000)               -          (5,000)          28,471               -         28,471
 Other Intangible Assets, Net         (1,225)               -          (1,225)           1,742               -          1,742
 Notes Receivable - LT               309,039                -         309,039          309,039               -        309,039
                                  --------------  --------------  --------------  --------------  --------------  --------------

 Total Other Assets                  302,814                -         302,814          339,252               -        339,252
                                  --------------  --------------  --------------  --------------  --------------  --------------

 Total Assets                         49,070          (31,943)         17,127        1,978,330         398,797      2,377,127
                                  ==============  ==============  ==============  ==============  ==============  ==============


       LIABILITIES AND CAPITAL

 Current Liabilities
 Accounts Payable                    196,947                -         196,947          925,761               -        925,761
 Accrued Payroll Expense              32,882                -          32,882           56,438               -         56,438
 Accrued Sales Tax Payable             2,045                -           2,045           12,017               -         12,017
 Gift Cert. & Customer Deposits      (18,052)               -         (18,052)          22,624               -         22,624
 Deposits on Simulator Sales         140,910                -         140,910        1,257,101               -      1,257,101
 Accrued Liabilities                (605,384)               -        (605,384)         379,820               -        379,820
 Deferred Revenue                      7,158          (15,072)         (7,913)         118,715        (118,715)             -
 Dolphin Borrowing                         -          (92,932)        (92,932)               -       2,169,142      2,169,142
 Notes Payable - Related parties     (50,000)               -         (50,000)         146,000               -        146,000
 Notes payable - ST                   (4,117)               -          (4,117)         681,223               -        681,223
                                  --------------  --------------  --------------  --------------  --------------  --------------

 Total Current Liabilities          (297,610)        (108,004)       (405,614)       3,599,700       2,050,427      5,650,127

 Current Liabilities
 Notes payable - LT                  122,500                -         122,500          122,500               -        122,500

 Total Liabilities                  (175,110)        (108,004)       (283,114)       3,722,200       2,050,427      5,772,627

 Shareholders Equity
 Common Stock                             95                -              95            9,377               -          9,377
 Additional Paid in Capital          192,695                -         192,695        5,360,270               -      5,360,270
 Retained Earnings                  (127,271)               -        (127,271)      (6,553,057)     (1,117,017)    (7,670,074)
 Net Income                          158,661           76,061         234,722         (560,460)       (534,614)    (1,095,074)
                                  --------------  --------------  --------------  --------------  --------------  --------------

 Total Shareholders Equity           224,180           76,061         300,241       (1,743,870)     (1,651,631)    (3,395,501)
                                  --------------  --------------  --------------  --------------  --------------  --------------

 Total Liabilities & Equity           49,070          (31,943)         17,127        1,978,330         398,797      2,377,127
                                  ==============  ==============  ==============  ==============  ==============  ==============





 IMTS Financials                                                               12/31/2005
                                  ----------------------------------------------------------------------------------------------
                                     Original        5 YR                            Original        5 YR
                                    12/31/2005      Adjustment      Restatement     12/31/2005      Adjustment     Restatement
                                       QTD           QTD                QTD            YTD             YTD              YTD
                                  --------------  --------------  --------------  --------------  --------------  --------------
 INCOME STATEMENT
 ----------------


 Revenues
 Company Store Sales                 513,037           (4,874)        508,163        2,386,209         (20,961)     2,365,248
 Revenue Share Sales                 157,485                -         157,485          581,145               -        581,145
 Simulator Leases                     19,000                -          19,000           57,000               -         57,000
 Sales of Simulator Systems          952,826                -         952,826        2,389,165               -      2,389,165
 Dolphin Sales                             -          196,554         196,554                -        (553,570)      (553,570)
 Special Event Sales                       -                -               -                -               -              -
                                  --------------  --------------  --------------  --------------  --------------  --------------

 Total Revenues                    1,642,348          191,680       1,834,028        5,413,519        (574,531)     4,838,988

 Cost of Sales
 COGS - Merchandise                   (7,125)               -          (7,125)         115,972               -        115,972
 Group Sales Expenses                  5,974                -           5,974           12,645               -         12,645
 COGS - Sale of Simulators           205,300                -         205,300          851,214        (432,596)       418,618
 COGS - Special Events                     -                -               -                -               -              -
 Inv. Adjustments                     10,257                -          10,257                -               -              -
                                  --------------  --------------  --------------  --------------  --------------  --------------

 Total Cost of Sales                 214,406                -         214,406          979,831        (432,596)       547,235
                                  --------------  --------------  --------------  --------------  --------------  --------------

 Gross Profit                      1,427,942          191,680       1,619,622        4,433,688        (141,935)     4,291,753
                                  --------------  --------------  --------------  --------------  --------------  --------------

 General & Admin Expenses
 Payroll Related Expenses            461,214                -         461,214        1,995,651               -      1,995,651
 Occupancy Expenses                  264,386                -         264,386        1,161,423               -      1,161,423
 Other Operating Expenses            524,278           31,943         556,221        1,657,919          92,242      1,750,161
 Gain on Extinguishment of Debt            -                -               -                -               -              -
                                  --------------  --------------  --------------  --------------  --------------  --------------

 Total Operating Expenses          1,249,878           31,943       1,281,821        4,814,993          92,242      4,907,235

 Operating Profit (Loss)             178,064          159,736         337,800         (381,305)       (234,177)      (615,482)
                                  --------------  --------------  --------------  --------------  --------------  --------------

 Interest Expense                    (45,967)               -         (45,967)        (205,719)              -       (205,719)
 Interest Dolphin                          -          (83,676)        (83,676)               -        (300,437)      (300,437)
 Gain on extinguishments of debt      26,564                -          26,564           26,564               -         26,564
                                  --------------  --------------  --------------  --------------  --------------  --------------

 Net Income (Loss)                   158,661           76,061         234,722         (560,460)       (534,614)    (1,095,074)
                                  ==============  ==============  ==============  ==============  ==============  ==============

 Income (loss) per share                   0                0               0               (0)             (0)            (0)

 Weighted average shares
 outstanding                      87,715,910                -      87,715,910       90,278,841               -     90,278,841


 Net income (loss)                   158,661                          234,722         (560,460)
 Depreciation & Amortization         101,830                                -          362,095
 Interest                             45,967                                -          205,719
                                  --------------                  --------------  --------------
 EBITDA                              306,458                          234,722            7,354
                                  ==============                  ==============  ==============




 IMTS Financials                                                                3/31/2006
                                                 ---------------------------------------------------------------------
                                                       Original                  5 YR
                                                       3/31/2006              Adjustment             Restatement
                                                         YTD                     YTD                     YTD
                                                 ---------------------   ---------------------   ---------------------
 BALANCE SHEET
 --------------

       ASSETS

 Current Assets
 Cash                                                        152,828                       -                   152,828
 Accounts Receivable                                         108,870                       -                   108,870
 Inventory                                                   126,069                       -                   126,069
 Prepaid Insurance                                            73,206                       -                    73,206
 Notes Receivable - Current                                    3,005                       -                     3,005
                                                 ---------------------   ---------------------   ---------------------

 Total Current Assets                                        463,978                       -                   463,978

 Property and Equipment
 Total Property and Equipment, Net                           708,730                 366,853                 1,075,583

 Other Assets
 Deposits                                                     28,471                       -                    28,471
 Other Intangible Assets, Net                                    667                       -                       667
 Notes Receivable - LT                                       308,271                       -                   308,271
                                                 ---------------------   ---------------------   ---------------------

 Total Other Assets                                          337,409                       -                   337,409
                                                 ---------------------   ---------------------   ---------------------

 Total Assets                                              1,510,117                 366,853                 1,876,970
                                                 =====================   =====================   =====================


       LIABILITIES AND CAPITAL

 Current Liabilities
 Accounts Payable                                            895,883                       -                   895,883
 Accrued Payroll Expense                                      22,891                       -                    22,891
 Accrued Sales Tax Payable                                    11,205                       -                    11,205
 Gift Cert. & Customer Deposits                               19,055                       -                    19,055
 Deposits on Simulator Sales                                 842,361                       -                   842,361
 Accrued Liabilities                                         429,205                       -                   429,205
 Deferred Revenue                                            111,731                (111,731)                        -
 Dolphin Borrowing                                                 -               2,072,681                 2,072,681
 Notes Payable - Related parties                             146,000                       -                   146,000
 Notes payable - ST                                          683,181                       -                   683,181
                                                 ---------------------   ---------------------   ---------------------

 Total Current Liabilities                                 3,161,512               1,960,950                 5,122,462

 Current Liabilities
 Notes payable - LT                                          122,500                       -                   122,500

 Total Liabilities                                         3,284,012               1,960,950                 5,244,962

 Shareholders Equity
 Common Stock                                                  9,377                       -                     9,377
 Additional Paid in Capital                                5,360,270                       -                 5,360,270
 Retained Earnings                                        (7,113,517)             (1,651,631)               (8,765,148)
 Net Income                                                  (30,025)                 57,534                    27,509
                                                 ---------------------   ---------------------   ---------------------

 Total Shareholders Equity                                (1,773,895)             (1,594,097)               (3,367,992)
                                                 ---------------------   ---------------------   ---------------------

 Total Liabilities & Equity                                1,510,117                 366,854                 1,876,970
                                                 =====================   =====================   =====================





 IMTS Financials                                                                3/31/2006
                                                 ---------------------------------------------------------------------
                                                       Original                  5 YR
                                                       3/31/2006              Adjustment             Restatement
                                                         YTD                     YTD                     YTD
                                                 ---------------------   ---------------------   ---------------------
 INCOME STATEMENT
 ----------------


 Revenues
 Company Store Sales                                         447,499                  (6,984)                  440,515
 Revenue Share Sales                                          94,931                       -                    94,931
 Simulator Leases                                             19,000                       -                    19,000
 Sales of Simulator Systems                                  973,452                       -                   973,452
 Dolphin Sales                                                     -                 176,608                   176,608
 Special Event Sales                                          61,000                       -                    61,000
                                                 ---------------------   ---------------------   ---------------------

 Total Revenues                                            1,595,882                 169,624                 1,765,506

 Cost of Sales
 COGS - Merchandise                                            4,057                       -                     4,057
 Group Sales Expenses                                              -                       -                         -
 COGS - Sale of Simulators                                   468,438                       -                   468,438
 COGS - Special Events                                        11,460                       -                    11,460
 Inv. Adjustments                                                  -                       -                         -
                                                 ---------------------   ---------------------   ---------------------

 Total Cost of Sales                                         483,954                       -                   483,954
                                                 ---------------------   ---------------------   ---------------------

 Gross Profit                                              1,111,928                 169,624                 1,281,552
                                                 ---------------------   ---------------------   ---------------------

 General & Admin Expenses
 Payroll Related Expenses                                    481,913                       -                   481,913
 Occupancy Expenses                                          273,128                       -                   273,128
 Other Operating Expenses                                    339,975                  31,943                   371,918
 Gain on Extinguishment of Debt                                    -                       -                         -
                                                 ---------------------   ---------------------   ---------------------

 Total Operating Expenses                                  1,095,016                  31,943                 1,126,959

 Operating Profit (Loss)                                      16,911                 137,681                   154,593
                                                 ---------------------   ---------------------   ---------------------

 Interest Expense                                            (46,937)                      -                   (46,937)
 Interest Dolphin                                                  -                 (80,147)                  (80,147)
 Gain on extinguishments of debt                                   -                       -                         -
                                                 ---------------------   ---------------------   ---------------------

 Net Income (Loss)                                           (30,025)                 57,534                    27,509
                                                 =====================   =====================   =====================

 Income (loss) per share                                          (0)                      0                         0

 Weighted average shares outstanding                      93,769,177                       -                93,769,177


 Net income (loss)                                           (30,025)
 Depreciation & Amortization                                   82,869
 Interest                                                      46,937
                                                 ---------------------
 EBITDA                                                        99,781
                                                 =====================


